                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                            For the month of May 2003

                         Commission File Number: 1-14836

                                     ALSTOM
                                     ------
                 (Translation of registrant's name into English)

                     25, avenue Kléber, 75116 Paris, France
                     --------------------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the Registrant  files or will file annual reports under cover of Form 20-F or Form 40-F

         Form 20-F   X                                Form 40-F
                   -----                                        -----

Indicate by check mark if the  registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

         Yes                                          No   X
             -----                                       -----

Indicate by check mark if the  registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

         Yes                                          No   X
             -----                                       -----

Indicate by check mark whether the  Registrant,  by furnishing  the  information contained  in this Form,  is also  thereby  furnishing  the  information  to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

         Yes                                          No   X
             -----                                       -----

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b)

Enclosures:

Notice of Meeting in Connection with ALSTOM's 2003 Annual Meeting of
Shareholders...................................................................3

              (This document is a free translation of the original
              French version published on 16 May 2003 in the French
            legal newspaper "BALO", which is available upon request)

             Société Anonyme with a share capital of €1,689,963,138
                  Head Office : 25, avenue Klebér - 75116 Paris
                     Registration number : 389 058 447 Paris

                                NOTICE OF MEETING

The shareholders of ALSTOM are convened on Monday 23 June 2003 at 3:00 p.m
(Paris time), to participate in the Ordinary and Extraordinary Shareholder's
Meeting which will be held at the head office, 25 avenue Klebér - 75116 Paris, on first notice of meeting to deliberate on the following agenda and proposed resolutions. It is likely that the meeting will not be held on that date as the quorum required will not be met, and in such case the shareholders will be convened on second notice on Wednesday 2 July 2003 at 2:p.m at the CNIT, 2 Place
de la Défense, 92053 Paris La Défense.

                              AGENDA OF THE MEETING

Deliberating as an Ordinary Shareholders' Meeting
-------------------------------------------------

o  Board of Directors' report.

o  General Auditors' report for the fiscal year ended 31 March 2003.

o  General Auditors' report on the consolidated accounts of the fiscal year ended 31 March 2003.

o  Approval of the non-consolidated accounts and the operations for the fiscal year ended 31 March 2003.

o  Approval of the consolidated accounts and the operations for the fiscal year ended 31 March 2003.

o  Appropriation of income.

o  Special Auditors' report on related party agreements.

o  Ratification of the appointment of a Director.

o  Renewal of the mandate of an external permanent auditor.

o  Appointment of an external deputy auditor.

o  Renewal of the mandate of an external permanent auditor.

o  Appointment of an external deputy auditor.

o  Authorisation to be given to the Board of Directors to deal in the Company's shares.

Deliberating as an Extraordinary Shareholders' Meeting

o  Board of Directors' report.

o  Special Auditors' reports.

o  Decision not to liquidate the Company following the loss of half of the share capital.

o  Reduction in the share capital due to losses and implemented through the reduction in the nominal value of the shares, and related amendments to the
   Articles of Association.

o  Authorisation to be given to the Board of Directors to increase the share capital of the Company by the issue of shares and of any type of securities which give immediate or future access to the Company's shares, with maintenance of preferential subscription rights.

o  Authorisation given to the Board of Directors to increase the share capital of the Company through issues reserved for members of a Company savings plan.

o  Authority to be given to the Board of Directors to reduce the share capital by cancelling of shares.

o  Power to implement the decisions of the Shareholders' Meeting and to complete the formalities.

            TEXT OF THE RESOLUTIONS SUBMITTED TO THE GENERAL MEETING

   1. Resolutions falling within the powers of an Ordinary shareholders' Meeting

First resolution
(Approval of the non-consolidated accounts and operations of the fiscal year ended 31 March 2003)

The shareholders, voting under the conditions of quorum and majority required for ordinary general meetings, having reviewed the report of the Board of
Directors, the statutory auditors' report and the non-consolidated accounts for the fiscal year ended 31 March 2003 approve the accounts for the fiscal year ended 31 March 2003, as drafted and presented to them.

The shareholders approve specifically the amount of non-deductible charges (art.
39-4 of the French Code Général des Impôts) referred to in
the financial statements.

The shareholders approve the operations shown in these accounts and/or referred to in the reports.

Second resolution
(Approval of the consolidated accounts and the operations for the fiscal year ended 31 March 2003)

The shareholders, voting under the conditions of quorum and majority required for ordinary general meetings, having reviewed the report of the Board of
Directors, the statutory auditors' report and the consolidated accounts for the fiscal year ended 31 March 2003, approve the consolidated accounts, as drafted and presented to them.

The shareholders approve the operations shown in these accounts and/or referred to in the reports.

Third resolution
(Appropriation of income)

The shareholders, voting under the conditions of quorum and majority required for ordinary general meetings, approve the following proposal of the Board of
Directors, regarding the appropriation of the loss of €(7,474,080,874.35) for the fiscal year ended 31 March 2003:

- up to €233,579,181.57, on the account "income carried forward" which as a result amounts to zero
- up to €130,312,446.09, on the account " legal reserve " which as a result amounts to zero

- up to €20,934,042.90, on the account "non distributable reserve" which as a result amounts to zero
- up to €5,180,724,289.09, on the account "contribution premiums" which as a result amounts to zero
- up to €566,566,631.60, on the account "share premiums" which as a result amounts to zero
- up to €1,341,964,283.10, on the account "income carried forward" which as a result amounts to €(1,341,964,283.10).

As a result, no dividend will be paid to the shareholders for this fiscal year
2003.

The shareholders acknowledge, pursuant to applicable law, that the dividends distributed for the previous three fiscal years were the following:

                      Number of
                        shares         Dividend      Tax Credit    Global amount
                      ---------        --------      ----------    -------------
                                          €              €               €
2001/2002             215,387,459          -             -               -
2000/2001             215,387,459          0.55          0.275           0.825
1999/2000             213,698,403          0.55          0.275           0.825

Fourth resolution
(Special auditors' report on related party agreements)

The shareholders, voting under the conditions of quorum and majority required for ordinary general meetings, having examined the special auditors' report on the agreements to which article L. 225-38 of the French Code de commerce applies, approve the agreements mentioned in such report.

Fifth resolution
(Ratification of the appointment of a director)

The shareholders, voting under the conditions of quorum and majority required for ordinary General Meetings, hereby ratify the decision taken by the Board of
Directors on 11 March 2003 to appoint Mr. Gérard Hauser as director to replace
Mr. Bilger who resigned for the remainder of his term of office which shall expire on the day of the General Meeting of the shareholders which shall approve the accounts for the fiscal year 2004.

Sixth resolution
(Renewal of the mandate of an external permanent auditor)

The shareholders, voting under the conditions of quorum and majority required for ordinary General Meetings, hereby renew the mandate of Barbier Frinault et
Autres, Ernst & Young as permanent external auditor, for a six fiscal year period which shall expire on the day of the General Meeting of the shareholders which shall approve the accounts for the fiscal year 2009.

Seventh resolution
(Appointment of an external deputy auditor)

The shareholders, voting under the conditions of quorum and majority required for ordinary General Meetings, hereby appoint Mr Pascal Macioce as external deputy auditor to Barbier Frinault et Autres, Ernst & Young, to replace Mr.
Francis Scheidecker for a six fiscal year period which shall expire on the day of the General Meeting of the shareholders which shall approve the accounts for the fiscal year 2009.

Eighth resolution
(Renewal of the mandate of an external permanent auditor)

The shareholders, voting under the conditions of quorum and majority required for ordinary General Meetings, hereby renew the mandate of Deloitte Touche
Tohmatsu as permanent external auditor, for a six fiscal year period which shall expire on the day of the General Meeting of the shareholders which shall approve the accounts for the fiscal year 2009.

Ninth resolution
( Appointment of an external deputy auditor)

The shareholders, voting under the conditions of quorum and majority required for ordinary General Meetings, hereby appoint the company BEAS as external deputy auditor to Deloitte Touche Tohmatsu, for a six fiscal year period which shall expire on the day of the General Meeting of the shareholders which shall approve the accounts for the fiscal year 2009.

Tenth resolution
(Authorisation to be given to the Board of Directors to deal in the Company's shares)

The shareholders, voting under the conditions of quorum and majority required for ordinary General Meetings, having examined the report of the Board of
Directors, authorise the Board of Directors under the conditions set out in art.
L. 225-209 et seq. of the French Code de commerce, to purchase existing shares of the Company within the limit of a number of shares representing 10% of the share capital of the Company as of 31 March 2003, i.e. 28,166,052 shares, and for a maximum aggregate purchase price of €563,321,040.

This authorisation may be used to regulate the market price of the shares, to allow sale or purchase of shares depending on the market, to allocate or sell shares to employees, former employees or executive officers of ALSTOM and its affiliated companies (as defined in art. L. 225-180 and L. 233-16 of the French
Code de commerce), in particular through stock option plans, in order to hold the shares purchased, and, as the case may be, to sell, transfer or exchange the shares purchased in the context of, or following, any financial transactions
(including upon exercise of rights attached to securities) and in the context of a general and financial management of the share capital and the stockholders'
equity of the Company and in particular with regard to its financing needs. The shares purchased may also be cancelled under the conditions laid down by law.

The purchase, sale, transfer or exchange of the shares may occur, in accordance with the rules enacted by the relevant regulatory bodies, on or off the stock exchange, at any time, including at the time of a takeover bid, and by all means, including block transfer, the use or exercise of financial instruments, derivatives and, in particular through optional transactions such as the purchase and sale of put or call options.

The purchase price may not exceed €20 per share and the sale price must not be less than €1.25 per share, subject to adjustments relating to transactions affecting the share capital of the Company. If the Company proceeds under one of the transactions described by the third paragraph of art. L. 225-209, the sale price will then be determined in accordance with the then applicable law.
Moreover, these shares could be transferred free of charge under the conditions specified by law, in particular article L. 443-1 et seq. of the French Code du travail.

The authorisation hereby given shall cancel and replace the authorisation granted by the Shareholders' Meeting of 3 July 2002 in its seventh resolution, and shall be valid until the next Shareholders' Meeting called to approve the accounts of the current financial year.

The shareholders hereby grant full powers to the Board of Directors, with authority to delegate such powers, to make all stock market orders, to conclude all agreements in order to undertake all formalities and all declarations for and to all bodies and, generally, to do all that is necessary to implement this resolution.

   2. Resolutions falling within the powers of an Extraordinary Shareholders'
      Meeting

Eleventh resolution
(Decision not to liquidate the Company following the loss of half of the share capital)

The general meeting deliberating pursuant to the quorum and majority rules of extraordinary general meetings, having examined the report of the Board of
Directors, acknowledges that the shareholders' equity of the Company has reached an amount which is less than half of the share capital, as set forth in the statutory accounts for the fiscal year ended 31 March 2003 approved pursuant to the first resolution hereabove, and decides not to liquidate by anticipation the
Company.

Twelfth resolution
(Reduction in the share capital due to losses and implemented through the reduction in the nominal value of the shares, and related amendments to the
Articles of Association)

The general meeting deliberating pursuant to the quorum and majority rules of extraordinary general meetings, having examined the report of the Board of
Directors and the special statutory auditors' report pursuant to the French Code de Commerce, in particular in its article L.225 - 204:

1 -   notes that the accounts for the fiscal year ended 31 March 2003 approved pursuant to the first resolution here-above shows losses of
      €(7,474,080,874.35), which after offset against the total amounts of the income carried forward, reserves and premiums recorded in the balance sheet of the Company, decided by the general meeting pursuant to the third resolution hereabove, results in a negative balance carried forward of
      €(1,341,964,283.10);

2 -   decides to reduce the share capital by a global nominal amount of
      €1,337,887,484.25, the share capital being reduced from €1,689,963,138 to
      €352,075,653.75 in order to offset part of the losses recorded in the item
      "balance carried forward" in the balance sheet of the Company after the appropriation of the income for the fiscal year ended 31 March 2003, which item as a result amounts to a negative balance carried forward of
      €(4,076,798.85);

3 -   decides to implement this reduction in the share capital by reducing the nominal value of each share from €6 to €1.25 ;

4 -   decides as a consequence of this reduction in the share capital to amend as follows the article 6 of the articles of association :

      "Article 6 - Share capital

      The share capital is set at euros three hundred and fifty two million seventy five thousand six hundred and fifty three and seventy five cents
      (euros 352,075,653.75).

      It is divided into 281,660,523 shares, each with a nominal value of 1.25 euros, of a single class and fully paid up.

      The share capital may be increased in accordance with the Law from time to time>>;

5 -   gives full powers to the Board of Directors to take any necessary measures following the completion of the reduction in the share capital.

Thirteenth resolution
(Authorisation to be given to the Board of Directors to increase the share capital of the Company by the issue of shares and of any type of securities which give immediate or future access to the Company's shares, with maintenance of preferential subscription rights)

The general meeting, deliberating pursuant to the quorum and majority requirements for extraordinary general meetings, having examined the report of the Board of Directors and the special statutory auditors' report, and in accordance with the provisions of the French Code de Commerce, in particular in its article L.225-129 III :

1 -   decides to cancel the authorisations granted to the Board by the extraordinary and ordinary shareholders meeting of 3 July 2002, in its eight, nine and tenth resolutions;

2 -   delegates to the Board of Directors, for a period of twenty six months from the date of this meeting, all powers necessary to carry out an increase in the share capital, either all at once or in more than one stage, through the issue, both in France and abroad, of shares or of any other securities, including any equity warrants not attached to any securities and issued ex gratia or against payment, which give immediate or future access to shares of the Company, which can be subscribed for either cash or by set-off of debt and which have the same rights as those attached to existing shares except for the date at which they give rise to a dividend; the above mentioned securities shall be denominated in euros or, with respect to securities other than shares, in any other lawful currency or in any other account unit established by reference to a panel of currencies;

3 -   decides that :

      o  the global nominal amount of the shares that may be issued immediately and/or at a later date by virtue of this authorisation shall not exceed
         600 million euros to which may be added the nominal amount of the additional shares to be issued in order to maintain the rights of the holders of securities giving access in the future to the shares of the
         Company, in accordance with applicable laws, regulations and contractual provisions;

      o  the global nominal amount of the securities that are representative of debts of the Company and which may be issued by virtue of this authorisation, shall not exceed 1.5 billion euros or the exchange value of this amount in any other currency;

4 -   decides that in the event of an offer to subscribe for securities, the shareholders will be allowed to exercise their preferential subscription rights in accordance with the conditions set out by law. In addition, the
      Board of Directors will have the power to grant the shareholders the right to subscribe further securities in order to obtain a greater number than that to which they are entitled by virtue of their preferential subscription rights, in accordance with the provisions of the law.

      If subscriptions by way of exercise of preferential rights and, if applicable, by way of exercise of any additional rights, do not account for the whole issue, the Board of Directors may, in the order that it shall decide, exercise either or both of the following options :

      o  freely allot all or part of the securities which have not been subscribed between persons of its choice;

      o  limit the issue to the amount of the subscriptions received, provided that this amount reaches at least three quarters of the issue decided initially;

      o  freely offer to the public, on the French or international market, all or part of the securities which have not been subscribed.

5 -   decides that if free warrants by scrip issue are allocated to holders of existing shares, the Board of Directors shall have the power to decide that rights to fractions of warrants will not be negotiable and that the corresponding warrants will be sold, the proceeds of the sale being allocated to those entitled to such fractions at the latest within 30 days of the date of registration in the registers of the total number of warrants allotted to them;

6 -   notes that the present authorisation and delegation of powers:

      o  implies, for the benefit of the holders of the securities which give access to shares of the Company by virtue of this authorisation, other than bonds convertible into shares and equity warrants, the waiver by the shareholders of their preferential subscription rights to the securities to which the securities issued may give right;

      o  implies the express waiver by the shareholders of their preferential subscription rights to the shares of the Company to which the bonds convertible into shares or the equity warrants may give access by virtue of this authorisation.

7 -   decides that the Board of Directors will have all powers, with the power to subdelegate in accordance with the provisions of the law, to implement this authorisation and delegation of powers, and in particular:

      o  to fix the dates and terms and conditions of the issues, their characteristics and method under which the securities to be issued immediately or in the future will be fully paid up, including the conditions in which they will give rights to shares;

      o  to fix in the event of an issue of debt securities, whether or not they have subordinated status, their redemption terms and conditions, their fixed or variable redemption price with or without premium and the terms and conditions by which securities issued may be repurchased or exchanged;

      o  to fix the date (which may be retroactive) from which the new shares will bear dividends;

      o  to suspend, if applicable, the exercise of the rights attached to the securities issued and giving access to shares of the Company in accordance with applicable law, regulation or contractual provisions for a period not exceeding three months;

      o  to determine the terms and conditions by which the rights of the holders of securities issued and giving rights to shares will be maintained in accordance with applicable law, regulation or contractual provisions;

      o  to proceed with any offset of expenses against the amount of premiums;

      o  to take generally all necessary measures and enter into any arrangement to bring the contemplated issue to a successful conclusion;

      o  to take any necessary measures for the admission to the listing on the
         Premier Marché d'Euronext Paris (or on any other regulated market) of the securities issued by virtue of this authorisation;

      o  to record the completion of the share capital increases; to amend the articles of association accordingly and to accomplish all required formalities and publications.

Fourteenth resolution
(Authorisation given to the Board of Directors to increase the share capital of the Company through issues reserved for members of a Company savings plan)

The shareholders, voting under the conditions of quorum and majority required for extraordinary general meetings, having examined the report of the Board of
Directors and the special report of the statutory auditors, in accordance with, the provisions of art. L. 443-1 et seq. of the Code du travail and the Code de commerce, in particular art. L. 225-138:

1 -   authorise the Board of Directors for a period of twenty-six months from the date of this meeting, to increase the share capital, in one or more times, by a maximum nominal amount of €35,200,000, through the issuance, in euros or any other currency, of new shares and/or other securities giving access to the Company's share capital, reserved for the members of a savings plan of the Company and/or of its affiliated companies and economic interest groups (as defined under art. L. 233-16 of the Code de commerce). This decision will result in the express waiver by the shareholders of their preferential subscription rights for the benefit of the beneficiaries to whom the issue is reserved;

2 -   decide that the issue price of the shares issued pursuant to this authorisation, shall not be lower by more than 20% of the average of the
      Company share prices during the twenty trading days preceding the decision of the Board of Directors relating to the capital increase, or higher than such average price; the characteristics of the other securities giving access to the Company's share capital shall be determined by the Board of
      Directors in the conditions fixed by the rules and regulations;

3 -   decide that the Board of Directors may provide for the free allocation of shares or other securities giving access to the Company's share capital, within the limits of the provisions of art. L. 443-5 of the Code du travail;

4 -   decide that the Board of Directors will have full powers, with authority to subdelegate such powers within the limits of the law, to implement this authorisation within the limits and under the conditions mentioned above, and in particular to:

      o  determine the companies whose employees and executive officers, as the case may be, may participate in the issues;

      o  fix all the conditions that must be met by the beneficiaries;

      o  fix the terms and conditions of each issue and in particular the amount and the terms of the securities to be issued, the issue price, the date
         (which may be retroactive) from which the shares will bear dividends, the method and schedule of payment of the issue price, the subscription period;

      o  record the completion of the share capital increases in accordance with the amount of shares which are actually subscribed and amend the
         Articles of Association accordingly;

      o  enter into any agreements, carry out, directly or by proxy, any operations and formalities;

      o  offset expenses against the amount of the premiums if the need arises;

      o  take any measures necessary for the completion of the issuances, carry out all the formalities following the capital increases and generally do whatever is necessary;

5 -   decide that this authorisation cancels the authorisation granted to the
      Board of Directors by the Shareholders' Meeting of 3 July 2002 in the
      eleventh resolution.

Fifteenth resolution
(Authority to be given to the Board of Directors to reduce the share capital by cancelling of shares)

The shareholders, voting under the conditions of quorum and majority required for extraordinary general meetings, having acknowledged the report of the Board and the special report of the statutory auditors prepared in compliance with article L. 225-209 of the Code de Commerce , authorise the Board of Directors, with authority to delegate its powers, to reduce the share capital, all at once or in more than one stage, by cancelling all or part of the shares that may be repurchased by the Company pursuant to any current or future authorisation granted by its shareholders in ordinary general meeting in accordance with article L. 225-209 referred to above, subject to a limit of 10 % of the share capital and in compliance with the applicable legal and regulatory provisions.

This authorisation is given for a 24 month period from the date of this meeting.

The shareholders give the Board of Directors full powers, with authority to delegate its powers, to carry out this (these) reduction(s) of the share capital, to amend the articles of association accordingly and generally do whatever is necessary.

Sixteenth resolution
(Power to implement the decisions of the Shareholders' Meeting and to complete the formalities)

The shareholders, voting under the conditions of quorum and majority required for extraordinary General Meetings, hereby give full authority to the holder of an original, a copy or an extract of the minutes of this Meeting for the purposes of accomplishing all legal or administrative formalities and to proceed with all required filings and publications.

                                      ****

Requests for inclusion of additional resolutions in the Agenda of the meeting by shareholders fulfilling the requirements of Article 128 of the decree of 23
March 1967, must, in accordance with the law, be sent to the Company headquarters, by recorded mail within 10 days from the date of this publication.
*(See below)

Every shareholder, irrespective of the number of shares held, has the right to attend the shareholders' meeting. A shareholder can be represented at the meeting either by his/her spouse or another shareholder.

In order to attend the shareholders' meeting, to vote by mail or by proxy, holders of registered shares must be registered in the Company's register at least one day prior to the date of the meeting. Such shareholders are not required to fulfil any formalities and will be admitted to the meeting upon proof of their identity.

Holders of bearer shares must obtain, at least one day prior to the meeting, a bearer share blocking certificate from the authorised financial intermediary with whom his/her shares are deposited, indicating that the shares are blocked until completion of the meeting.

In addition, such holders of bearer shares may request a voting form from this financial intermediary in order to vote by mail or by proxy.

The bearer share blocking certificate and the voting form should be sent to BNP
PARIBAS Securities Services - GIS Emetteurs, les Collines de l'Arche, 92057 La
Défense Cedex.

Votes by mail will only be valid if the correctly completed voting forms are received by the above-mentioned bank or by the Company, at least three days prior to the date of the meeting.

                                                         The Board of Directors.

* Note (for information of non-French shareholders):

One or several shareholders holding shares representing at least €8,648,565 of the Company's share capital as provided by article 128 of the decree of 23 March
1967 as amended, or a duly qualified association of shareholders fulfilling the conditions set forth by article L. 225-120 of the Code de Commerce may propose additional resolutions to be voted on at the meeting. Proof of possession or representation of shareholdings in this amount in respect of registered shares is made by reference to the Company's share register or, in respect of bearer shares, by deposit of blocking certificates obtained from the authorised financial intermediary at the address notified above.

The text of the proposed resolution and a brief explanation of the motive for such proposal must accompany all proposals for additional resolutions. If the resolution is related to the proposal of a candidate for the Board of Directors, such proposal must, in accordance with the law, include:

o  surname, Christian names and age of the candidate

o  references and professional experience during the last five years as well as positions held in other companies

o  positions held in the Company

o  number of shares held in the Company, in registered and bearer forms.

                                     *     *

                                        *

                                    SIGNATURE

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        ALSTOM

Date: May 19, 2003                      By:  /s/ Philippe Jaffré
                                             -----------------------------------
                                             Name:   Philippe Jaffré
                                             Title:  Chief Financial Officer